UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRICATE ISSUER PURSUANT TO RULE 13a - 16 OR 15b - 16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of ___November 2007____

Commission File Number 001-13803

AUSTRAL PACIFIC ENERGY LTD.
(Translation of registrant's name into English)

Level 3, 40 Johnston Street, Wellington 6145 New Zealand
(Address of Principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F ☒  Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.  Yes ☒   No ☐

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 0-29344

SUBMITTED HEREWITH

Exhibits

99.1	Press Release

99.2	Allotment Notice

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Austral Pacific Energy Ltd.
(Registrant)

Date: November 15th, 2007	By:	/s/ Thompson Jewell

(Signature)

Thompson Bruce Jewell
	Title:	CEO

Austral Pacific finalizes deal to increase interest in Cardiff Gas Condensate Field

Wellington, New Zealand - November 15, 2007 - Austral Pacific Energy Ltd. (TSX-V: APX; NZSX: APX; AMEX: AEN)

Austral Pacific is pleased to announce that it has completed the purchase of all the shares of International Resource Management Corporation Limited. This strategic acquisition increases Austral Pacific’s interest in the Cardiff gas condensate field (PMP 38156) to 44.9%.

The transaction closed by the issuance of 1,851,855 shares of Austral-Pacific stock at a deemed price of US$1.21 on November 12, 2007. An additional cash component is due for payment by January 25, 2008.

Operations Update

A workover rig is currently being mobilized to the Cardiff wellsite and is scheduled to begin workover operations in the week beginning 19 November. The workover of the Cardiff-2A well is designed to isolate the McKee and K1A sandstone intervals in preparation for production testing of the K3E zone . On completion of the workover, the rig will be released and the site prepared for the testing programme. Testing of the K3E interval is expected to commence in January.

Updating the Company’s release of November 2, 2007, the Cheal A3X well is back in production as scheduled, following a successful interim fix of the pressure issues previously encountered.

Interim Financials Filed

The Company has filed its interim unaudited quarterly financial statements and accompanying Management Discussion & Analysis for the nine months ended September 30, 2007.

The full filings are available on the Austral Pacific Energy Ltd. website (www.austral-pacific.com) or on SEDAR, the Canadian securities commissions' filing system (www.sedar.com).

Web site: www.austral-pacific.com
Email: ir@austral-pacific.com

Phone: Thom Jewell, CEO +64 (4) 495 0880

Or Brad Holmes, North American Investor Relations +1 (713) 654-4009

None of the Exchanges upon which Austral Pacific's securities trade have approved or disapproved the contents hereof. This release includes certain statements that may be deemed to be "forward-looking statements" within the meaning of applicable legislation. Other than statements of historical fact, all statements in this release addressing future production, reserve potential, exploration and development activities and other contingencies are forward-looking statements. Although management believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance, and actual results or developments may differ materially from those in the forward-looking statements, due to factors such as market prices, exploration and development successes, continued availability of capital and financing, and general economic, market, political or business conditions.

See our public filings at www.sedar.com and www.sec.gov/edgar/searchedgar/webusers.htm for further information.

AUSTRAL PACIFIC ENERGY LTD.

Information to be supplied to the New Zealand Stock Exchange under Listing Rule 7.12.1

15 November 2007

Allotment of shares:

  Ordinary shares, CA 0525261008

  1,851,855 shares issued

  Deemed price of US$1.21

  Shares in International Resource Management Corporation Limited

  N/a

  Shares issued equivalent to 5.71 % of total ordinary shares now on issue

  Issued as part consideration for purchase of shares in International Resource Management Corporation Limited

  Share Purchase Agreement dated August 6, 2007 and varied August 31, 2007, TSX-V approval dated October 26, 2007 and AMEX approval dated November 6, 2007

  Shares are not transferable in Canada until 12 March 2008; not transferable to US citizens for 40 days after issue (22 December 2007)

  32,416,142 ordinary shares in total after issue

  N/a

  Date of Issue: 12 November 2007